SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.2)*
NewLink Genetics Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
651511 107
(CUSIP Number)
Stine Seed Farm, Inc.
22555 Laredo Trail, Adel, Iowa 50003
Attn: Jerald L. Reichling
515-677-2605
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 6, 2017
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651511 107	13D	Page 2 of 6 Pages

1.	Name of Reporting Persons Stine Seed Farm, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Iowa, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,857,732
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,857,732
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,857,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 21.2%
14.	Type of Reporting Person (see instructions) CO (1)

(1)
This percentage is calculated based upon 37,077,159 shares of the Issuer's common stock outstanding as of October 6, 2017 following the closing of the underwritten public offering as reported by the Issuer in the Current Report on Form 8-K and Prospectus Supplement filed pursuant to Rule 424(b)(4) (No. 333-171300), each filed with the Securities and Exchange Commission on October 4, 2017.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2011, as amended on February 14, 2014, (as amended, the “Original Statement”) by and on behalf of Stine Seed Farm, Inc. (“Stine” or the “Reporting Person”) and relates to the common stock, $0.01 par value per share (“Common Stock”), of NewLink Genetics Corporation, a Delaware corporation (the “Issuer”).
Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 2 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.
This Amendment No. 2 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Common Stock beneficially held by the Reporting Person as a result of the transaction described below.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Statement is hereby supplemented by adding the following paragraph:
On October 6, 2017, in connection with the closing of an underwritten public offering (the “Offering”) of shares of the Common Stock of the Issuer, the Reporting Person purchased 780,487 shares of Common Stock at the public offering price of $10.25 per share for an aggregate purchase price of $7,999,992. The funds used by the Reporting Person to acquire the shares described herein were from the Reporting Person's working capital. As of the date hereof, the total number of shares of Common Stock of the Issuer held by the Reporting Person is 7,857,732 shares.

Item 4.	Purpose of Transaction.
Item 4 of the Original Statement is hereby supplemented by adding the following paragraph:
On October 6, 2017, the Reporting Person purchased 780,487 shares of Common Stock of the Issuer in the Offering described above.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Original Statement is hereby amended and restated as follows.
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person filing this Schedule 13D is provided as of October 6, 2017:

(a)	The Reporting Person beneficially owns 7,857,732 shares of the Common Stock of the Issuer, or approximately 21.2% of the Issuer's outstanding Common Stock.

(b)	The Reporting Person has sole power to vote and dispose of the securities of the Issuer held by it.

(c)	The Reporting Person has not effected any other transactions in the Issuer's Common Stock within past sixty days, except as provided herein.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 6, 2017    Stine Seed Farm, Inc.

By:     /s/ Jerald L. Reichling
Jerald L. Reichling
Chief Financial Officer